Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certified that:

FIRST: The name of the corporation is Incannex Healthcare Inc. (the “Corporation”).

SECOND: The Amended and Restated Certificate of Incorporation of the Corporation, as amended to date, is hereby further amended by adding the following immediately after the first sentence of Section 4.1 of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation:

“Effective at 4:01 p.m. Eastern Time on February 26, 2026 (the “Reverse Stock Split Effective Time”), a one-for-30 reverse stock split of the Corporation’s Common Stock shall become effective, pursuant to which each 30 shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Reverse Stock Split Effective Time shall be reclassified and combined into one (1) validly issued, fully paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Reverse Stock Split Effective Time and shall represent one share of Common Stock from and after the Reverse Stock Split Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Instead, holders who would be entitled to receive fractional shares of Common Stock because they hold a number of shares not evenly divisible by the Reverse Stock Split ratio will be issued an additional fraction of a share of Common Stock to round up to the next whole post-Reverse Stock Split share of Common Stock. For those stockholders who hold shares with a brokerage firm, the Company intends to round up fractional shares at the participant level. No cash will be paid in lieu of fractional shares.”

THIRD: The amendment of the Amended and Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

INCANNEX HEALTHCARE INC.

By:	/s/ Joel Latham
Name:	Joel Latham
Title:	Chief Executive Officer